March 27, 2020

Adam Colton
Chief Financial Officer
Hylete, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

       Re: Hylete, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed March 19, 2020
           File No. 024-11158

Dear Mr. Colton:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Notes to the Financial Statements
Note 2 - Going Concern, page F-8

1. We note you have revised your going concern footnote in response to our comment 9 to state "As of March 18, 2020, we have capital to fund operations through July 2020,"
      however, your audit report is dated as of April 17, 2019. In this regard, since you have updated your going concern footnote, the date of your independent accountant's report may also require updating. Please advise or revise your footnote and/or audit report as necessary.
 Adam Colton
FirstName LastNameAdam Colton
Hylete, Inc.
March 27, NameHylete, Inc.
Comapany2020
Page 2
March 27, 2020 Page 2
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing